United States
Securities and Exchange Commission

Form 12b-25
SEC File No. 001-32490
CUSIP No. 448954107

NOTIFICATION OF LATE FILING

(Check One):   ___Form 10-K; __ Form 20-F; __ Form 11-K; _X_ Form 10-Q;
 __ Form 10-D; __ Form N-SAR; __Form N-CSR

For Period Ended: September 30, 2009

___ Transition report on Form 10-K and Form 10-KSB
___ Transition Report on Form 20-F
___ Transition Report on Form 11-K
___ Transition Report on Form 10-Q
___ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.
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PART I: - REGISTRANT INFORMATION

HYPERDYNAMICS CORPORATION
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Full Name of Registrant

N/A
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Former Name if Applicable

One Sugar Creek Center Blvd., Suite 125
Sugar Land, Texas 77478
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Address of Principal Executive Office (Street and Number)
City, State and Zip Code

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Former Address of Principal Executive Office (Street and Number)
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X
 (b)  The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day after the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the quarterly report on Form 10-Q for the three months ended September 30, 2009 has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.  In addition, the company requires additional time to finalize its financial statements and disclosure in the Form 10-Q.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification.

Jason D. Davis                                                                           (713) 353-9400
               (Name)                                                                            (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed?  If answer is no, identify report(s)

X Yes __ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

_X_ Yes  __ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the three months ended September 30, 2009, our domestic Louisiana operations (“HYDR”) contributed income from operations of $281,000.  During the third quarter of fiscal 2009, the Company discontinued the operations of HYDR and reclassified the results of operations of HYDR to Loss from discontinued operations.  All of the assets of HYDR were sold during the fourth quarter of 2009 and the first quarter of fiscal 2010.  Management has not fully quantified the impact of the sale of these assets on the Loss from continuing operations for the three months ended September 30, 2009.

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HYPERDYNAMICS CORPORATION
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 16, 2009                                           By:           /s/ Jason D. Davis
       Jason D. Davis,
       Chief Financial Officer and Principal Accounting Officer